FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of May 2010 No. 1

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

On May 06, 2010, the registrant announces Global Symposium in Korea.

This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: May 06, 2010	By:	/s/ Nati Somekh Gilboa
Name: Nati Somekh Gilboa
Title: Corporate Secretary

TowerJazz Announces Global Symposium in Korea

Conference demonstrates company’s technology leadership position and momentum in Korea

MIGDAL HAEMEK, Israel, May 6, 2010 – TowerJazz, the global specialty foundry leader, today announced its first Global Symposium in Korea focused on the company’s broad range of process technologies and design enablement capabilities.  The one-day event will include a keynote from TowerJazz CEO, Russell Ellwanger as well as presentations by other company executives.  The sessions will center on the latest technical advances in areas such as integrated power management platforms, non-volatile memory (NVM), RF SiGe applications, current trends in imaging technology, and design enablement tools, among others.

“I am excited to speak to the Korean semiconductor design community to share our technology offerings and our leading design kits that enable best-in-class performance for a variety of consumer applications,” said Russell Ellwanger, Tower CEO.  “The Korean region is home to many highly skilled IC designers and industry leading semiconductor companies, among which we have and continue to develop strong business partners. The numerous customer press releases of recent months are evidence of the traction and technical high regard we are receiving in Korea.  This symposium will be attended by over 40 Korean companies and will highlight our breadth and depth of specialty offerings specifically highlighting our power, high end RF, and image sensor technology platforms. We will also introduce highly differentiated NVM offerings which are being used as additional enablers for applications within our Power and RF platforms.”

The TowerJazz Global Symposium will be held on May 20, 2010 at the Grand Intercontinental Hotel in Seoul, Korea.  Conference attendees can also experience the latest from tool and IP providers and design companies sponsoring the event:  Agilent, Mentor Graphics, Silvaco, and Tanner EDA. For more information or to register for the symposium, please contact Mr. CY Sohn at cy.sohn@towerjazz.com or Ms. Mika Jang at mika.jang@towerjazz.com.

Prior to the symposium, TowerJazz has been invited to participate at the IEEE International Memory Workshop (IMW 2010) being held at Shilla Hotel in Seoul, Korea from May 16-19.  Representatives from the company will present two talks on the foundry’s leading Non-Volatile Memory (NVM) technology. For more information, please visit www.ewh.ieee.org/soc/eds/imw/.

About TowerJazz
Tower  Semiconductor  Ltd. (NASDAQ: TSEM, TASE: TSEM), the global specialty foundry  leader  and  its fully owned U.S. subsidiary Jazz Semiconductor, operate collectively under the brand name TowerJazz, manufacturing integrated circuits  with geometries ranging  from  1.0  to  0.13-micron. TowerJazz provides industry leading design enablement tools to allow complex designs to be achieved quickly and more accurately and offers a broad range of customizable process technologies including SiGe, BiCMOS, Mixed-Signal and RFCMOS, CMOS Image Sensor, Power  Management (BCD), and Non-Volatile Memory (NVM) as well as MEMS  capabilities. To provide world-class customer service, TowerJazz maintains two manufacturing facilities in Israel and one in the U.S. with additional capacity available in China through manufacturing partnerships. For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements.  A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect Tower and/or Jazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

Company Contact: Melinda Jarrell 949/435-8181 melinda.jarrell@towerjazz.com Investor Relations Contact: Levi Noit +972 4 604 7066 noit.levi@towerjazz.com	Media Contact: Lauri Julian 949/715-3049 lauri.julian@towerjazz.com